Exhibit 99.1

DouYu International Holdings Limited Reports Second Quarter 2024 Unaudited Financial Results

WUHAN, China, Sept. 12, 2024 /PRNewswire/ -- DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Financial and Operational Highlights

•	Total net revenues in the second quarter of 2024 were RMB1,032.0 million (US$142.0 million), compared with RMB1,392.2 million in the same period of 2023.
•	Gross profit in the second quarter of 2024 was RMB84.2 million (US$11.6 million), compared with RMB188.9 million in the same period of 2023.
•	Net loss in the second quarter of 2024 was RMB49.2 million (US$6.8 million), compared with net income of RMB6.8 million in the same period of 2023.
•	Adjusted net loss[1] in the second quarter of 2024 was RMB45.5 million (US$6.3 million), compared with adjusted net income of RMB61.4 million in the same period of 2023.
•	Average mobile MAUs[2] in the second quarter of 2024 were 44.1 million, compared with 50.3 million in the same period of 2023.
•	The number of quarterly average paying users[3] in the second quarter of 2024 was 3.4 million, compared with 4.0 million in the same period of 2023.

The interim management committee of DouYu commented, “In the second quarter of 2024, we further enriched our content ecosystem and enhanced our diversified commercialization capabilities. In deepening our collaboration with streamers and game developers on content innovation and product upgrades, we successfully introduced diverse cooperative models that bring DouYu users more exceptional content experiences and an expanded array of gaming services. Our long-term development strategy remains centered on fostering a vibrant, diverse, game-centric content ecosystem by harnessing the strengths of DouYu’s deep-rooted streamer resources and premium content. We will continue to dynamically adapt our operating strategies amid the evolving macroeconomic and industry shifts, proactively addressing challenges and optimizing our platform’s content ecosystem to serve our overarching goal of long-term, sustainable growth.”

Mr. Hao Cao, Vice President of DouYu, commented, “Our strategic revenue diversification initiatives yielded encouraging results in the second quarter. Revenue from Innovative business, advertising and others (formerly known as advertising and other revenues) steadily increased to RMB242 million, contributing 23.4% of our total revenue, a significant improvement from 9.6% in the same period of 2023. Despite short-term financial pressure from macroeconomic headwinds and an evolving business landscape, we remain committed to rewarding the trust and support of our shareholders. In addition to our US$20 million share repurchase program announced in December 2023, which was successfully completed in July, we announced a US$300 million special cash dividend in early July. Looking ahead, we will continue to explore commercial diversification pathways, prioritizing the Company’s long-term, healthy growth to deliver value to our shareholders.”

1 “Adjusted net loss” is defined as net loss excluding share of loss in equity method investments, and impairment loss of investments. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Refers to the number of mobile devices that launched our mobile apps in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

Second Quarter 2024 Financial Results

Total net revenues in the second quarter of 2024 decreased by 25.9% to RMB1,032.0 million (US$142.0 million), compared with RMB1,392.2 million in the same period of 2023.

Livestreaming revenues in the second quarter of 2024 decreased by 37.2% to RMB790.1 million (US$108.7 million) from RMB1,258.3 million in the same period of 2023. The decrease was primarily due to the soft macroeconomic environment, in response to which we offered lower-priced products and reduced promotional events focused on paying user acquisition. As a result, there was a year-over-year decrease in both average revenue per paying user and the number of total paying users.

Innovative business, advertising and other revenues (formerly known as advertising and other revenues) in the second quarter of 2024 increased by 80.7% to RMB242.0 million (US$33.3 million) from RMB133.9 million in the same period of 2023. The increase was primarily driven by an increase in other revenues generated through our other innovative business, such as the voice-based social networking service.

Cost of revenues in the second quarter of 2024 decreased by 21.2% to RMB947.8 million (US$130.4 million) from RMB1,203.3 million in the same period of 2023.

Revenue-sharing fees and content costs in the second quarter of 2024 decreased by 18.1% to RMB803.4 million (US$110.6 million) from RMB981.3 million in the same period of 2023. The decrease was primarily due to a decrease in revenue-sharing fees aligned with decreased livestreaming revenues, as well as a decline in content costs resulting from improved cost management in streamer payments and copyrighted content, and partially offset by the increase in costs related to the innovative business.

Bandwidth costs in the second quarter of 2024 decreased by 33.0% to RMB79.6 million (US$11.0 million) from RMB118.8 million in the same period of 2023. The decline was primarily due to a year-over-year decrease in peak bandwidth usage.

Gross profit in the second quarter of 2024 was RMB84.2 million (US$11.6 million), compared with RMB188.9 million in the same period of 2023. The decline in gross profit was primarily due to the decrease in livestreaming revenues outpacing the decline in cost of revenues. Gross margin in the second quarter of 2024 was 8.2%, compared with 13.6% in the same period of 2023.

Sales and marketing expenses in the second quarter of 2024 decreased by 11.5% to RMB77.0 million (US$10.6 million) from RMB87.0 million in the same period of 2023. The decrease was mainly attributable to a decrease in staff-related expenses.

Research and development expenses in the second quarter of 2024 decreased by 29.4% to RMB50.1 million (US$6.9 million) from RMB71.0 million in the same period of 2023. The decrease was primarily due to a decrease in staff-related expenses.

General and administrative expenses in the second quarter of 2024 increased by 3.4% to RMB48.5 million (US$6.7 million) from RMB46.9 million in the same period of 2023. The increase was primarily due to increased expenses related to our employee streamlining initiatives.

Other operating expenses, net in the second quarter of 2024 were RMB28.2 million (US$3.9 million), compared with other operating income of RMB8.6 million in the same period of 2023.

Loss from operations in the second quarter of 2024 was RMB119.6 million (US$16.5 million), compared with RMB7.5 million in the same period of 2023.

Net loss in the second quarter of 2024 was RMB49.2 million (US$6.8 million), compared with net income of RMB6.8 million in the same period of 2023.

Adjusted net loss, which excludes the share of loss in equity method investments, and impairment loss of investments, was RMB45.5 million (US$6.3 million) in the second quarter of 2024, compared with adjusted net income of RMB61.4 million in the same period of 2023.

Basic and diluted net loss per ADS4 in the second quarter of 2024 were both RMB1.58 (US$0.22). Adjusted basic and diluted net loss per ADS in the second quarter of 2024 were both RMB1.46 (US$0.20).

Cash and cash equivalents, restricted cash and bank deposits

As of June 30, 2024, the Company had cash and cash equivalents, restricted cash, restricted cash in other non-current assets, and short-term and long-term bank deposits of RMB6,561.3 million (US$902.9 million), compared with RMB6,855.5 million as of December 31, 2023.

Updates of Share Repurchase Program

On December 28, 2023, the Company announced that its board of directors had authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on January 1, 2024. As of June 30, 2024, the Company had repurchased an aggregate of US$11.2 million of its ADSs in the open market under this program. The allotment of US$20 million was used in full by July 18, 2024.

Conference Call Information

The Company will hold a conference call on September 12, 2024, at 7:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-317-6061
United States Toll-Free:	+1-888-317-6003
Mainland China Toll-Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	8687804

4 Every one ADS represents one ordinary share for the relevant period and calendar year.

The replay will be accessible through September 19, 2024, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Conference ID:	1678388

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.douyu.com.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through the integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com.

Use of Non-GAAP Financial Measures

Adjusted net income (loss) is calculated as net income (loss) adjusted for share of loss in equity method investments, and impairment loss of investments. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share of loss in equity method investments, and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share of loss in equity method investments, (ii) impairment loss of investments to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars, at that rate on June 28, 2024, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular, the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Lingling Kong DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +1-212-481-2050

Media Relations Contact

In China:

Lingling Kong DouYu International Holdings Limited Email: pr_douyu@douyu.tv Tel: +86 (10) 6508-0677

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2023	2024	2024
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	4,440,131	4,061,140	558,831
Restricted cash	-	21	3
Short-term bank deposits	1,716,540	1,974,461	271,695
Accounts receivable, net	73,453	52,279	7,194
Prepayments	38,181	26,085	3,589
Amounts due from related parties	68,994	61,859	8,512
Other current assets, net	348,129	482,012	66,327
Total current assets	6,685,428	6,657,857	916,151

Property and equipment, net	13,808	8,525	1,172
Intangible assets, net	120,694	141,671	19,495
Long-term bank deposits	630,000	450,000	61,922
Investments	436,197	431,112	59,323
Right-of-use assets, net	22,792	5,925	815
Other non-current assets	163,184	138,797	19,099
Total non-current assets	1,386,675	1,176,030	161,826
TOTAL ASSETS	8,072,103	7,833,887	1,077,977
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	534,428	464,509	63,919
Advances from customers	12,911	10,194	1,403
Deferred revenue	315,969	271,061	37,299
Accrued expenses and other current liabilities	246,601	191,607	26,366
Amounts due to related parties	251,392	382,574	52,644
Lease liabilities due within one year	14,768	4,523	622
Total current liabilities	1,376,069	1,324,468	182,253

Lease liabilities	6,701	563	77
Total non-current liabilities	6,701	563	77
TOTAL LIABILITIES	1,382,770	1,325,031	182,330

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2023	2024	2024
	RMB	RMB	US$ (1)
SHAREHOLDERS’ EQUITY
Ordinary shares	23	23	3
Treasury shares	(911,217)	(991,370)	(136,417)
Additional paid-in capital	10,670,287	10,670,287	1,468,280
Accumulated deficit	(3,485,007)	(3,622,129)	(498,422)
Accumulated other comprehensive income	415,247	452,045	62,203
Total DouYu Shareholders’ Equity	6,689,333	6,508,856	895,647
Total Shareholders’ Equity	6,689,333	6,508,856	895,647
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,072,103	7,833,887	1,077,977

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	1,392,193	1,039,684	1,032,041	142,014	2,875,253	2,071,725	285,079
Cost of revenues	(1,203,294)	(930,678)	(947,823)	(130,425)	(2,509,888)	(1,878,501)	(258,490)
Gross profit	188,899	109,006	84,218	11,589	365,365	193,224	26,589
Operating income (expense)
Sales and marketing expenses	(87,047)	(75,570)	(76,963)	(10,590)	(177,733)	(152,533)	(20,989)
General and administrative expenses	(46,938)	(42,797)	(48,496)	(6,673)	(106,731)	(91,293)	(12,562)
Research and development expenses	(71,043)	(54,150)	(50,135)	(6,899)	(143,354)	(104,285)	(14,350)
Other operating income (expense), net	8,615	(103,428)	(28,189)	(3,879)	27,661	(131,617)	(18,111)
Total operating expenses	(196,413)	(275,945)	(203,783)	(28,041)	(400,157)	(479,728)	(66,012)
Loss from operations	(7,514)	(166,939)	(119,565)	(16,452)	(34,792)	(286,504)	(39,423)
Other expenses, net	(24,431)	-	(943)	(130)	(32,431)	(943)	(130)
Interest income	67,252	81,094	75,972	10,454	121,679	157,066	21,613
Foreign exchange gain, net	1,641	153	604	83	245	757	104
Income (loss) before income taxes and share of loss in equity method investments	36,948	(85,692)	(43,932)	(6,045)	54,701	(129,624)	(17,836)
Income tax expense	-	-	(2,510)	(345)	-	(2,510)	(345)
Share of loss in equity method investments	(30,100)	(2,261)	(2,727)	(375)	(33,336)	(4,988)	(686)
Net income (loss)	6,848	(87,953)	(49,169)	(6,765)	21,365	(137,122)	(18,867)
Net income (loss) attributable to ordinary shareholders of the Company	6,848	(87,953)	(49,169)	(6,765)	21,365	(137,122)	(18,867)
Net income (loss) per ordinary share
Basic	0.21	(2.77)	(1.58)	(0.22)	0.67	(4.36)	(0.60)
Diluted	0.21	(2.77)	(1.58)	(0.22)	0.67	(4.36)	(0.60)
Net income (loss) per ADS(2)
Basic	0.21	(2.77)	(1.58)	(0.22)	0.67	(4.36)	(0.60)
Diluted	0.21	(2.77)	(1.58)	(0.22)	0.67	(4.36)	(0.60)

Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share
Basic	31,977,665	31,807,180	31,128,544	31,128,544	32,000,608	31,467,862	31,467,862
Diluted	31,977,665	31,807,180	31,128,544	31,128,544	32,000,608	31,467,862	31,467,862

Weighted average number of ADS used in calculating net income (loss) per ADS(2)
Basic	31,977,665	31,807,180	31,128,544	31,128,544	32,000,608	31,467,862	31,467,862
Diluted	31,977,665	31,807,180	31,128,544	31,128,544	32,000,608	31,467,862	31,467,862

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024, in the H.10 statistical release of the Federal Reserve Board.

(2) Every one ADS represents one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Loss from operations	(7,514)	(166,939)	(119,565)	(16,452)	(34,792)	(286,504)	(39,423)
Adjusted operating loss	(7,514)	(166,939)	(119,565)	(16,452)	(34,792)	(286,504)	(39,423)

Net income (loss)	6,848	(87,953)	(49,169)	(6,765)	21,365	(137,122)	(18,867)
Add:
Share of loss in equity method investments	30,100	2,261	2,727	375	33,336	4,988	686
Impairment loss of investments(2)	24,431	-	943	130	32,431	943	130
Adjusted net income (loss)	61,379	(85,692)	(45,499)	(6,260)	87,132	(131,191)	(18,051)

Net income (loss) attributable to DouYu	6,848	(87,953)	(49,169)	(6,765)	21,365	(137,122)	(18,867)
Add:
Share of loss in equity method investments	30,100	2,261	2,727	375	33,336	4,988	686
Impairment loss of investments	24,431	-	943	130	32,431	943	130
Adjusted net income (loss) attributable to DouYu	61,379	(85,692)	(45,499)	(6,260)	87,132	(131,191)	(18,051)

Adjusted net income (loss) per ordinary share
Basic	1.92	(2.69)	(1.46)	(0.20)	2.72	(4.17)	(0.57)
Diluted	1.92	(2.69)	(1.46)	(0.20)	2.72	(4.17)	(0.57)

Adjusted net income (loss) per ADS(3)
Basic	1.92	(2.69)	(1.46)	(0.20)	2.72	(4.17)	(0.57)
Diluted	1.92	(2.69)	(1.46)	(0.20)	2.72	(4.17)	(0.57)

Weighted average number of ordinary shares used in calculating Adjusted net income (loss) per ordinary share
Basic	31,977,665	31,807,180	31,128,544	31,128,544	32,000,608	31,467,862	31,467,862
Diluted	31,977,665	31,807,180	31,128,544	31,128,544	32,000,608	31,467,862	31,467,862

Weighted average number of ADS used in calculating net income (loss) per ADS(2)
Basic	31,977,665	31,807,180	31,128,544	31,128,544	32,000,608	31,467,862	31,467,862
Diluted	31,977,665	31,807,180	31,128,544	31,128,544	32,000,608	31,467,862	31,467,862

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024, in the H.10 statistical release of the Federal Reserve Board.

(2) Impairment loss of investments was included in line item “Other expenses, net” of condensed consolidated statements of income (loss).

(3) Every one ADS represents one ordinary share.